February 16, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr,

Office of Real Estate & Construction

Re:	Moringa Acquisition Corp

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-252615

Dear Mr. Burr:

Moringa Acquisition Corp. (the “Company”) hereby requests that the effective date of the Registration Statement be accelerated under Rule 461 of the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on Tuesday, February 16, 2021, or as soon thereafter as possible, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, McDermott Will & Emery LLP, by calling Robert H. Cohen at (212) 547-5885 or Dan Woodard at (202) 756-8298.

Sincerely,

Moringa Acquisition Corp

By:	/s/ Ilan Levin
Name:	Ilan Levin
Title:	Chief Executive Officer